Exhibit 99.1

Chi-Med Announces the Closing of U.S. Public Offering of American Depositary Shares (ADSs) Raising Approximately US$301.3 Million on the Nasdaq Global Select Market

London: Monday, October 30, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announced today the closing of its underwritten public offering of American Depositary Shares ("ADSs") on the Nasdaq Global Select Market, previously announced by Chi-Med on October 24, 2017, October 25, 2017 and October 27, 2017 at a price of US$26.50 per ADS ("Offering"), raising gross proceeds of approximately US$301.3 million (before deducting underwriting discounts, commissions and offering expenses).

BofA Merrill Lynch and Deutsche Bank Securities (in alphabetical order) are acting as joint global coordinators and joint bookrunners for the Offering. Stifel, Canaccord Genuity, Panmure Gordon (UK) Limited and CITIC CLSA are acting as co-managers for the Offering.

Chi-Med further hereby gives notice that no stabilisation (within the meaning of Article 3.2(d) of the Market Abuse Regulation 596/2014) was undertaken by Deutsche Bank as stabilising manager in relation to the Offering of the ADSs.

The 5,684,905 new ordinary shares being issued by Chi-Med pursuant to the Offering ("New Shares") will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing ordinary shares of Chi-Med, including the right to receive all dividends and other distributions declared, made or paid in respect of such shares after the date of issue of the New Shares.

Application has been made to the London Stock Exchange for 4,943,396 new ordinary shares to be admitted to the AIM market operated by the London Stock Exchange ("First Admission"). It is expected that First Admission will become effective at 8:00 a.m. on October 31, 2017.

Application has been made to the London Stock Exchange for 741,509 new ordinary shares to be admitted to the AIM market operated by the London Stock Exchange ("Second Admission"). It is expected that Second Admission will become effective at 8:00 a.m. on November 2, 2017.

Following admission of the 5,684,905 New Shares to trading on AIM, the issued share capital of Chi-Med will consist of 66,435,037 ordinary shares of US$1.00 each, with each share carrying one right to vote and with no shares held in treasury. This figure of 66,435,037 may be used by shareholders as the denominator for the calculations by which they could determine if they are required to notify their interest in, or a change to their interest in, Chi-Med under the Financial Conduct Authority's Disclosure Rules and Transparency Rules. For illustrative purposes only, the 66,435,037 ordinary shares would be equivalent to 66,435,037 depositary interests (each equating to one ordinary share) which are traded on AIM or, if the depositary interests were converted in their entirety, equivalent to 132,870,074 ADSs (each equating to one-half of one ordinary share) which are traded on Nasdaq.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The ADSs described above are being offered by Chi-Med pursuant to a shelf registration statement on Form F-3 (including a base prospectus) filed by Chi-Med with the United States Securities and Exchange Commission ("SEC") that became automatically effective on April 3, 2017. A prospectus supplement and an accompanying prospectus related to the Offering has been filed with the SEC. This prospectus supplement, the accompanying prospectus and any documents incorporated therein are available on the website of the SEC at www.sec.gov.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

The distribution of this announcement into jurisdictions other than the UK may be restricted by law. Persons into whose possession this announcement come should inform themselves about and observe any such restrictions.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation 596/2014.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including management's goals and objectives.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, BofA Merrill Lynch or Deutsche Bank Securities (in alphabetical order) undertakes any obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Important Notice

No prospectus required for the purposes of the Prospectus Directive or admission document will be made available in connection with the matters contained in this announcement. For these purposes, the term “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the term “2010 PD Amending Directive” means Directive 2010/73/EU.

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iii) persons who fall within Article 43(2) of the Order to whom it may lawfully be communicated (all such persons together each being referred to as a “relevant person”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500